QUESTAR GAS COMPANY
333 South State Street, P.O. Box 45360
Salt Lake City, Utah 84145

June 13, 2012

Via EDGAR

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-181406)

Ladies and Gentlemen:

Questar Gas Company, a Utah corporation (the “Company”), hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of the above captioned Registration Statement to June 13, 2012, at 4:30 p.m., Eastern time, or as soon thereafter as practicable.
The Company acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact me by telephone at (801) 324-2648.

Very truly yours,

QUESTAR GAS COMPANY

By:	/s/ Thomas C. Jepperson
Thomas C. Jepperson
Executive Vice President, General Counsel and Corporate Secretary